              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                              ON FEBRUARY 17, 1998

      _________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10/A


                                AMENDMENT NO. 5
                                       TO
                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           SCOTSMAN INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



        DELAWARE                                          36-3635892
(STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

775 CORPORATE WOODS PARKWAY
VERNON HILLS, ILLINOIS                                     60061
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)


REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (847) 215-4500


             THE UNDERSIGNED REGISTRANT HEREBY AMENDS THE FOLLOWING
                 ITEMS, FINANCIAL STATEMENTS, EXHIBITS OR OTHER
                     PORTIONS OF ITS REGISTRATION STATEMENT
             ON FORM 10 AS SET FORTH IN THE PAGES ATTACHED HERETO:


        ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        ITEM 15(B).  EXHIBITS.


      _________________________________________________________________


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Item 11. Description of Registrant's Securities to be Registered.

     On February 10, 1998 and February 11, 1998, Scotsman Industries, Inc., a Delaware corporation (the "Company"), and Harris Trust & Savings Bank, as Rights Agent (the "Rights Agent"), amended the Rights Agreement, dated as of April 14, 1989, as amended as of January 11, 1994, between the Company and the Rights Agent. All references herein to the "Rights Agreement" shall mean the Rights Agreement as so amended. The amendments to the Rights Agreement are attached hereto as Exhibits 4F and 4G, respectively, and are incorporated herein by reference.

     The description contained under the section "Purposes and Effects of Certain Charter and By-Law Provisions and of the Rights Plans -- The Rights Plans" in the Information Statement contained in the Form 10 Registration Statement pursuant to which the Rights were registered is amended by deleting such description in its entirety and substituting therefor the following:

     "On or prior to April 14, 1989, the Board of Directors of the Company adopted a Rights Plan (the "Rights Plan") and declared a distribution of one common stock purchase right (a "Right") for each share of common stock, par value $.10 per share ("Common Stock"), of the Company. Each Right entitles the holder thereof until the earlier of May 1, 1999 (the "Final Expiration Date"), and the redemption of the Rights (the "Redemption Date") to purchase shares of Common Stock of the Company at a purchase price of $48, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and Harris Trust & Savings Bank, as Rights Agent (the "Rights Agent").

     The Rights are represented by the certificates for the Common Stock of the Company, are not exercisable and are not transferable apart from the Common Stock of the Company until the earlier of (i) the tenth day after a public announcement that a Person (as defined in the Rights Agreement)(other than (a) the Company, (b) any Subsidiary (as so defined) of the Company, (c) any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding shares of Common Stock of the Company for or pursuant to the terms of any such plan, (d) any Group (as such term is hereinafter defined) if and so long as (x) 95% of the shares of Common Stock beneficially owned by such Group are beneficially owned (other than by reason of being a member of such Group) by New Scotsman Stockholders (as defined in the Delfield Merger Agreement (as such term is hereinafter


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


defined)), Permitted Persons (as such term is hereinafter defined) or Related Persons (as such term is hereinafter defined) of a New Scotsman Stockholder or a Permitted Person and (y) each member of such Group beneficially owns no shares of Common Stock other than by reason of being a member of such Group and other than (I) shares of Common Stock acquired by such member pursuant to the Delfield Merger Agreement or the Whitlenge Share Acquisition Agreement (including, without limitation, shares acquired, or entitled to be acquired, under benefit plans of the Company by individuals designated or elected as directors of the Company in accordance with the terms of the Delfield Merger Agreement or the Whitlenge Share Acquisition Agreement), (II) shares of Common Stock listed on Schedule 3.3(b) to the Delfield Merger Agreement as being owned by such member, (III) shares of Common Stock acquired upon conversion of shares of the Company's Series A $0.62 Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") acquired by such member pursuant to the Delfield Merger Agreement, (IV) any shares of Common Stock issued as, or issued directly or indirectly upon the conversion of other securities issued as, a dividend or other distribution with respect to or in replacement of such shares of Common Stock or Series A Preferred Stock or (V) with respect to shares beneficially owned by a Related Person of a New Scotsman Stockholder or a Related Person of a Permitted Person, shares of Common Stock acquired from such New Scotsman Stockholder or Permitted Person; provided that the provisions of this clause
(d) shall expire on January 12, 1999 and (e) any Group existing on and after January 12, 1999 solely by reason of the provisions of Sections 7.1 and 7.2 and the penultimate sentence of Section 7.3 of the Delfield Merger Agreement and
Section 5.1 of the Whitlenge Share Acquisition Agreement and any agreements among the members of such Group to effectuate such provisions) alone or together with Affiliates (as defined in the Rights Agreement) and Associates (as so defined) of such Person (an "Acquiring Person"), has become the Beneficial Owner (as so defined) of shares of Common Stock of the Company equal to, in the case of an Existing 15% Holder (as such term is hereinafter defined), an additional 1% of the outstanding shares of Common Stock (the "Increased Percentage") or more, or, in the case of any other Person, 15% (or such lower threshold not less than 10% as may be established by the Board of Directors of the Company) or more of the outstanding shares of Common Stock of the Company or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, an offer the consummation of which would result in a Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company, or any entity holding shares of common stock of the Company for or pursuant to the terms of any such plan) beneficially owning shares of Common Stock of the



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Company equal to, in the case of an Existing 15% Holder, the Increased
Percentage or more, or, in the case of any other Person, 15% (or such lower threshold not less than 10% as may be established by the board of directors of the Company) or more of the outstanding shares of Common Stock of the Company (the earlier of (i) or (ii) being called the "Rights Distribution Date").

     Notwithstanding the foregoing, any person whom the Board of Directors determines, in good faith, inadvertently became an Acquiring Person and who promptly divests a sufficient number of shares of Common Stock so that such person would no longer otherwise constitute an Acquiring Person shall not constitute an Acquiring Person.

     For purposes of the foregoing, (i) "Delfield Merger Agreement" shall mean the Agreement and Plan of Merger dated as of January 11, 1994 among the Company, Scotsman Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, DFC Holding Corporation, a Delaware corporation, The Delfield Company, a Delaware corporation, and certain other parties thereto, (ii) "Whitlenge Share Acquisition Agreement" shall mean the Share Acquisition Agreement dated as of January 11, 1994 among the Company, Whitlenge Acquisition Limited, a private company limited by shares registered in England, Whitlenge Drink Equipment Limited, a private company limited by shares registered in England, and certain other parties thereto, (iii) "Group" shall mean two or more Persons acting or agreeing to act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of Common Stock of the Company, (iv) a "Permitted Person" shall mean Continental Bank, N.A. and any other person listed on
Schedule 3.3(b) of the Delfield Merger Agreement as beneficially owning shares of Common Stock, (v) a "Related Person" of a New Scotsman Stockholder or a Permitted Person shall mean any Affiliate or Associate of such New Scotsman Stockholder or Permitted Person, any relative, spouse or descendent of such New Scotsman Stockholder or Permitted Person, the spouse of any such descendent, the estate of such New Scotsman Stockholder or Permitted Person, any such descendent or the spouse of any such descendent, any trust for the benefit of such New Scotsman Stockholder or Permitted Person, any such descendent or the spouse of any such descendent or any charitable organization established for the benefit of such New Scotsman Stockholder or Permitted Person, any such descendent or the spouse of any such descendent and (vi) "Existing 15% Holder" shall mean any Person who or which, together with all Affiliates and Associates of such Person, was the Beneficial Owner, as of February 11, 1998, of 15% or more of the shares of Common Stock of the Company then outstanding.





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     Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock of the Company also will constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. Following the Rights Distribution Date, or, with respect to shares of Common Stock of the Company issued on or after the Rights Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date by reason of the exercise of any option, warrant, right or conversion privilege contained in any option, warrant, right or convertible security issued by the Company prior to the Rights Distribution Date (other than the Rights), simultaneously with the issuance of such shares of Common Stock, separate certificates for the Rights will be mailed to holders of record of the shares of Common Stock as of such date. The Rights could then begin trading separately from the shares of Common Stock.

     In the event that on or after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Shares Acquisition Date") the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold in one or a series of transactions (other than in the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right. In the event that any Person, together with its Affiliates and Associates, has become the Beneficial Owner of shares of Common Stock of the Company equal to, in the case of an Existing 15% Holder, the Increased Percentage or more, or, in the case of any other Person, 15% (or such lower threshold not less than 10% as may be established by the Board of Directors of the Company) or more of the shares of Common Stock of the Company then outstanding, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company having a market value of two times the Purchase Price of the Right. Under no circumstances may a Right be exercised following the occurrence of the event set forth in the preceding sentence prior to the expiration of the Company's right of redemption.

     At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity


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holding shares of Common Stock of the Company for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, of 50% or more of the outstanding shares of Common Stock of the Company, the Board of Directors of the Company may exchange the Rights (other than those Rights owned by the Acquiring Person or its Affiliates or Associates which have become void), in whole or in part, for additional shares of Common Stock of the Company at an exchange ratio of one share of Common Stock of the Company (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights are not exercisable until the Rights Distribution Date. The Rights will expire on the Final Expiration Date, unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     At any time prior to the earlier to occur of (i) the tenth business day (subject to extension) after the Shares Acquisition Date or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at the price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Distribution Date (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. After the redemption period has expired, the Company's right of redemption may be reinstated in certain instances if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and from and after the date of such election by the board of directors to redeem the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price per Right.

     The Purchase Price payable, the number of outstanding rights and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the shares of Common Stock of certain rights or warrants to subscribe for or purchase shares of Common

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Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than the then current market price of the shares of Common Stock or (iii) upon the distribution to holders of the shares of Common Stock of evidences of indebtedness or assets (excluding a regular quarterly cash dividend not in excess of 125% of the rate of the last regular quarterly cash dividend theretofore paid or a dividend theretofore paid or a dividend payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

     The terms of the Rights may be amended by the Board of Directors of the Company in any manner (including to shorten or lengthen any time period such as the redemption period) at any time prior to the Rights Distribution Date of the Rights and thereafter by the Board of Directors of the Company in certain respects, including: (a) generally to shorten or lengthen any time period, provided, however that the Rights Agreement cannot be amended to lengthen (i) any time period (other than a time period relating to when the Rights may be redeemed at such time as the Rights are not redeemable) unless (A) approved by a majority of the Disinterested Directors (as defined in the Rights Agreement) and (B) such lengthening is for the benefit of the holders of the Rights or
(ii) a time period for redemption at such time as the Rights are not then redeemable; and (b) other amendments not adverse to the interests of holders of the Rights.

     The Company will issue one Right with each share of Common Stock that shall become outstanding prior to the Rights Distribution Date. In addition, Rights will be issued (unless the Board of Directors of the Company otherwise provides) with each share of Common Stock of the Company issued before or after the Rights Distribution Date upon the conversion of convertible securities or the exercise of options issued or granted prior to the Rights Distribution Date.

     The Company views the Rights Plan as a desirable measure to protect the Company and its shareholders from certain nonnegotiated takeover attempts which present the risk of change of control on terms which may be less favorable to the Company's shareholders than would be available in a transaction negotiated with and approved by the Board of Directors of the Company. Although there can be no certainty as to the results of any



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particular negotiation, the Board of Directors of the Company believes that the interests of the shareholders are best served if any acquisition of the Company or a substantial percentage of the shares of Common Stock results from arm's length negotiations and reflects the Board of Directors' careful consideration of the proposed terms of a transaction. In particular, the Rights Plan is intended to mitigate against market accumulators who through open market or private purchases may achieve a position of substantial influence or control without paying to selling or remaining shareholders a fair control premium.
The Rights Plan is expected to achieve these goals by confronting a potential acquiror of shares of Common Stock with the possibility that the Company's shareholders will be able to dilute substantially the acquiror's equity interest by exercising the Rights issued under the Rights Plan to buy additional stock in the Company (or in certain cases, stock of the acquiror) at a substantial discount in the event that the acquiror triggered certain events set forth in the Rights Agreement. The exercise of the Rights would significantly increase the Company's market capitalization, thereby making an acquisition of the Company more expensive and diluting the Company's earnings."

Item 15(b).  Exhibits.

Exhibit No. Description

 4F Amendment No. 2 to Rights Agreement dated as of February 10, 1998 between the registrant and Harris Trust & Savings Bank, as Rights Agent.


 4G Amendment No. 3 to Rights Agreement dated as of February 11, 1998 between the registrant and Harris Trust & Savings Bank, as Rights Agent.



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



                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Form 10 to be signed on its behalf by the undersigned, thereto duly authorized.


                                            SCOTSMAN INDUSTRIES, INC.



                                            By:     Donald D. Holmes
                                                 -------------------------
                                                 Name:   Donald D. Holmes
                                                 Title:  Chief Financial
                                                            Officer




Date: February 13, 1998

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                                 EXHIBIT INDEX


Exhibit No. Description

 4F Amendment No. 2 to Rights Agreement dated as of February 10, 1998 between the registrant and Harris Trust & Savings Bank, as Rights Agent.

 4G Amendment No. 3 to Rights Agreement dated as of February 11, 1998 between the registrant and Harris Trust & Savings Bank, as Rights Agent.